[SRZ Letterhead]

January 31, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Greene

RE:	Gottex Multi-Asset Endowment Fund - II
File No.: 811-22412

Dear Mr. Greene:

                              On behalf of Gottex Multi-Asset Endowment Fund - II (the "Fund"), we are responding to your comments regarding the Fund's Schedule TO (the "Schedule TO") filed on January 3, 2012, as communicated to me by telephone on January 9, 2012.

                              For your convenience, I have summarized each of your comments below, which are italicized and numbered, and followed by the Fund’s response.

1.   Please confirm whether the Fund anticipates conducting monthly repurchase offers.

              The Fund's investment adviser (the "Adviser") expects that it will recommend to the Fund's Board of Trustees that the Fund make offers to repurchase Shares on a monthly basis.

2.   Please confirm that the Fund will file final amendments for each repurchase offer conducted by the Fund.

              It is expected that the Fund will file a final amendment on Schedule TO-I/A for each repurchase offer it conducts, which will report the final results of the repurchase offer.

3.   Please clarify to the Staff which shareholders are permitted to maintain a $25,000 investment balance.  Please consider expanding the current disclosure in the Schedule TO regarding the shareholders who may maintain a $25,000 investment balance.

                              Shareholders who are employees of the Adviser or the shareholder servicing provider and their affiliates, and members of their immediate families and, in the sole discretion of the Adviser, as applicable, portfolio managers, attorneys and other professionals engaged on behalf of the Fund and members of their immediate families are permitted to maintain an investment balance of $25,000 in the Fund.  This description of shareholders who may maintain a $25,000 balance is contained in the Fund's prospectus and the Schedule TO specifically references the prospectus description.  As a result, the Fund does not believe it is necessary to expand the existing disclosure.

4.   Please elaborate in Item 2 of the Schedule TO under what circumstances the Fund would reject tenders determined by it not to be in appropriate form.

              Language has been added in Item 2 elaborating in what circumstance tenders may not be in appropriate form.

5.   Please confirm to the Staff whether payment (i.e., in cash and/or marketable securities) for repurchased shares will be made in the same form to all shareholders.

              The Fund confirms that payment to shareholders for repurchased shares will be made in the same form to all shareholders.

6.   Please clarify whether the language in Section 7 of the Schedule TO that the Fund may cancel or amend the repurchase offer in the event of the commencement of war or armed hostilities that is material to the Fund would permit the Fund to cancel or amend the repurchase offer at any time in light of the ongoing wars in Iraq and Afghanistan.

              Insofar as the Fund does not view the wars in Iraq and Afghanistan to be material to the Fund, the Fund would not cancel or amend a repurchase offer on this basis.

              In addition to the foregoing, the Fund acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

              The Fund believes that the foregoing responses are fully responsive to all of the Staff's comments.

              If you have any questions regarding this response or require further information, please call me at (212) 756-2149.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Pamela Poland Chen
Pamela Poland Chen